UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD

SPECIALIZED DISCLOSURE REPORT

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AVAYA INC.
(Exact Name of Registrant as Specified in its Charter)
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Delaware	001-15951	22-3713430
(State or Other Jurisdiction of	(Commission File Number)	(IRS Employer Identification
Incorporation)		Number)

4655 Great America Parkway
Santa Clara, California	95054
(Address of Principal Executive Office)	(Zip Code)

 Pamela F. Craven
Chief Administrative Officer
Avaya Inc.
211 Mt. Airy Road
Basking Ridge, NJ 07920
(908) 953-6000

(Name and telephone number, including area code, of the
person to contact in connection with this report.)
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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

_X_	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 31 to December 31, 2013.
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Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD is submitted by Avaya Inc. (“Avaya” or the “Company”) in accordance with Rule 13p-1of the Securities Exchange Act of 1934, as amended, and the instructions to Form SD (together, the “Regulations”). Pursuant to the Regulations, the Company has conducted a reasonable country of origin inquiry (“RCOI”) with respect to “conflict minerals” (as defined in the Regulations) that are used in the Company’s products required to be reported herein (collectively, the “Products”).
Attached hereto as Exhibit 1.01 is the Company’s Conflict Minerals Report, which is publicly available on the Company’s website at: http://www.avaya.com/usa/about-avaya/our-company/corporate-responsibility/marketplace. Information contained in, and that can be accessed through, the Company's website is not incorporated into and does not form a part of this filing.

Item 1.02 Exhibit

The information set forth in Item 1.01 is incorporated herein by reference.

Section 2 - Exhibits
Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Forward-Looking Statements
This Form SD and the Conflict Minerals Report attached hereto as Exhibit 1.01 contain “forward-looking statements." All statements other than statements of historical fact are “forward-looking” statements for purposes of the U.S. federal and state securities laws. These statements may be identified by the use of forward looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should” or “will” or the negative thereof or other variations thereon or comparable terminology. The Company has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While the Company believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond its control. These factors, including those discussed in Item 1A of the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2013 under the heading "Risk Factors," may cause its actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. For a further list and description of such risks and uncertainties, please refer to the Company’s filings with the SEC that are available at www.sec.gov. The Company cautions you that the list of important factors included in the Company’s SEC filings may not contain all of the material factors that are important to you. In addition, the matters referred to in the forward-looking statements contained in this report may not in fact occur. The Company undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Avaya Inc.
(Registrant)

/s/ James M. Chirico, Jr.	June 2, 2014
By: James M. Chirico, Jr.	(Date)
Executive Vice President, Business Operations